Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237366

June 23, 2021

¥65,000,000,000

¥9,300,000,000 0.448% Notes due 2028

¥11,700,000,000 0.564% Notes due 2031

¥28,900,000,000 0.885% Notes due 2036

¥11,100,000,000 1.134% Notes due 2041

¥4,000,000,000 1.550% Notes due 2061

FINAL TERM SHEET

June 23, 2021

Issuer:	Prologis Yen Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Securities:	0.448% Notes due 2028 (the “2028 Notes”)
0.564% Notes due 2031 (the “2031 Notes”)
0.885% Notes due 2036 (the “2036 Notes”)
1.134% Notes due 2041 (the “2041 Notes”)
1.550% Notes due 2061 (the “2061 Notes”)

Size:	¥9,300,000,000 (2028 Notes) ¥11,700,000,000 (2031 Notes) ¥28,900,000,000 (2036 Notes) ¥11,100,000,000 (2041 Notes) ¥4,000,000,000 (2061 Notes)

Expected Ratings (Moody’s/S&P/R&I)*:	A3 / A- / AA- (Stable/Stable/Stable)

Maturity Date:	June 29, 2028 (2028 Notes) June 27, 2031 (2031 Notes) June 27, 2036 (2036 Notes) June 28, 2041 (2041 Notes) June 29, 2061 (2061 Notes)

Coupon:	0.448% per annum, payable semi-annually (2028 Notes)
0.564% per annum, payable semi-annually (2031 Notes)
0.885% per annum, payable semi-annually (2036 Notes)
1.134% per annum, payable semi-annually (2041 Notes)
1.550% per annum, payable semi-annually (2061 Notes)

Price to Public:	100.000% (2028 Notes) 100.000% (2031 Notes) 100.000% (2036 Notes) 100.000% (2041 Notes) 100.000% (2061 Notes)

Underwriting Discount:	0.400% (2028 Notes) 0.450% (2031 Notes) 0.550% (2036 Notes) 0.600% (2041 Notes) 0.700% (2061 Notes)

Net Proceeds, Before Expenses, to Issuer:	¥9,262,800,000 (2028 Notes) ¥11,647,350,000 (2031 Notes) ¥28,741,050,000 (2036 Notes) ¥11,033,400,000 (2041 Notes) ¥3,972,000,000 (2061 Notes)

Reference Rate:	0.018% equivalent to 7-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2028 Notes)
0.084% equivalent to 10-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2031 Notes)
0.215% equivalent to 15-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2036 Notes)
0.334% equivalent to 20-year Swap Mid Rate on Bloomberg “GDCO 157 <GO>” (2041 Notes)

Spread to Reference Rate:	+43 basis points (2028 Notes) +48 basis points (2031 Notes) +67 basis points (2036 Notes) +80 basis points (2041 Notes)

Yield to Maturity:	0.448% (2028 Notes) 0.564% (2031 Notes) 0.885% (2036 Notes) 1.134% (2041 Notes) 1.550% (2061 Notes)

Interest Payment Dates:	June 29 and December 29 of each year, commencing December 29, 2021 (2028 Notes)
June 29 and December 29 of each year, commencing December 29, 2021 (2031 Notes) (short last coupon)
June 29 and December 29 of each year, commencing December 29, 2021 (2036 Notes) (short last coupon)
June 29 and December 29 of each year, commencing December 29, 2021 (2041 Notes) (short last coupon)
June 29 and December 29 of each year, commencing December 29, 2021 (2061 Notes)

Day Count Convention:	30/360

Settlement Date:	June 29, 2021 (T+4 Tokyo business days)

Trade Date:	June 23, 2021

Use of Proceeds:	The issuer intends to lend or distribute the net proceeds from the Notes to Prologis, L.P. who intends to use the amounts received to repay borrowings under its Japanese yen revolving credit agreement and any remaining proceeds for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in yen. If the yen is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control, then all payments in respect of the Notes will be made in U.S. dollars until the yen is again available to the issuer.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Optional Redemption:	On or after April 29, 2028 for the 2028 Notes (two months prior to the maturity date), March 27, 2031 for the 2031 Notes (three months prior to the maturity date), March 27, 2036 for the 2036 Notes (three months prior to the maturity date) and December 29, 2060 for the 2061 Notes (six months prior to the maturity date), such series of Notes will be redeemable in whole or in part, at the issuer’s option, at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, the redemption date. The 2041 Notes will not be redeemable prior to maturity, except as noted below under “Redemption for Tax Reasons”.

Redemption for Tax Reasons:	The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer or create a substantial probability that the issuer would become obligated to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	¥100,000,000 x ¥10,000,000

CUSIP / ISIN / Common Code:	74346G AL6 / XS2357812986 / 235781298 (2028 Notes)
74346G AM4 / XS2357813364 / 235781336 (2031 Notes)
74346G AP7 / XS2357813794 / 235781379 (2036 Notes)
74346G AQ5 / XS2357813877 / 235781387 (2041 Notes)
74346G AS1 / XS2358337512 / 235833751 (2061 Notes)

Listing:	None

Joint Book-Running Managers:	Mizuho Securities USA LLC Morgan Stanley & Co. International plc SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc.
ING Bank N.V., Belgian Branch
J.P. Morgan Securities plc
Merrill Lynch International
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc. BNP Paribas HSBC Securities (USA) Inc. Oversea-Chinese Banking Corporation Limited Regions Securities LLC Truist Securities, Inc. Goldman Sachs & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about June 29, 2021, which is the fourth Tokyo business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to June 29, 2021 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Mizuho Securities USA LLC at (866) 271-7403 or Morgan Stanley & Co. International plc at (866) 718-1649 or SMBC Nikko Securities America, Inc. at (888) 868-6856.

UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.